BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

FAX (402) 346-3375

June 16, 2010

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Berkshire Hathaway Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Definitive Proxy Statement on Schedule 14A, filed March 11, 2010 File No. 001-14905

Dear Mr. Riedler:

The purpose of this letter is to respond to your letter dated June 14, 2010. To assist you in reviewing our response, we preceded our response with a copy (in bold type) of the comment as stated in your letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Definitive Proxy Statement on Schedule 14A, filed March 11, 2010

General

1.

We note your response to our prior comment 2 in our letter dated May 3, 2010. We disagree that the cost of providing personal and home security services for Mr. Buffett does not need to be reported under “All Other Compensation” in the Summary Compensation Table. We believe that the personal and home security services for Mr. Buffett are not integrally and directly related to the performance of Mr. Buffett’s job, and we believe that those services confer a direct benefit that has a personal aspect. Therefore, we believe those services are a perquisite or other personal benefit that must be disclosed in the Summary Compensation Table. See discussion beginning on page 71 of Release No. 33-8732A (Executive Compensation and Related Person Disclosure). Please confirm that in future filings you will disclose the cost of personal and home security services in the Summary Compensation Table.

Mr. Jeffrey P. Riedler, Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

We appreciate your additional comments and as you suggested we have reviewed Release No. 33-8732A. We agree that personal and home security services provided for a named executive officer should be reported under “All Other Compensation” in the Summary Compensation Table. Accordingly, in future filings we will disclose costs related to personal and home security, to the extent provided for Mr. Buffett or any other named executive officer, in the Summary Compensation Table.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments, please contact the undersigned at 402-978-5423.

Very truly yours,

BERKSHIRE HATHAWAY INC.

/s/ Marc D. Hamburg
By Marc D. Hamburg
Senior Vice President – Chief Financial Officer

cc:	Sebastian Gomez Abero – Staff Attorney Mark Brunhofer – Senior Staff Accountant Ibolya Ignat – Staff Accountant Daniel J. Jaksich